Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of TKB Critical Technologies 1 (the “Company”) on Form S-1 of our report dated May 18, 2021, except for the paragraphs 2 and 3 of footnote 9, to which the date is August 19, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, as of April 29, 2021 and for the period from April 20, 2021 (inception) through April 29, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 8, 2021